WESCAST DELIVERS STRONG THIRD QUARTER RESULTS

TSX: NASDAQ:	WCS.A WCST

October 23, 2002
Brantford, Ontario

Wescast Industries Inc. reported strong earnings for the third quarter 2002. “I am extremely pleased with the Company’s performance,” said Ray Finnie, President and CEO. “We experienced strong customer demand during the third quarter and achieved superior financial results, despite significant increases in commodity prices.”

Highlights

•	Net earnings per share for the third quarter on a fully-diluted basis were $0.91. In the same quarter in 2001 the Company reported a fully-diluted net loss per share of $0.76, which reflected the discontinuance of its stainless steel manifold business. The fully-diluted earnings per share from continuing operations reported for the third quarter of 2001 were $0.93.

•	Net earnings for the quarter were $12.0 million versus a loss of $9.8 million in 2001. Net earnings from continuing operations were $12.2 million in 2001.

•	The North American automotive vehicle production levels have remained strong. Third quarter production levels were up 12% compared with the third quarter of 2001. However, this percentage increase should be viewed in the context of the events of September 11th 2001, which significantly impacted the third quarter of 2001. Vehicle production by the Big 3 for the quarter was up 10.7% over the same period last year.

•	Wescast sales revenues were up 11% over the levels reported in the same quarter last year, in line with the improvement in overall market conditions.

•	On September 12th the Company completed its acquisition of the Georgia Ductile Foundry based in Cordele, Georgia. The acquisition marks Wescast’s entry into the casting of automotive brake and suspension components. The third quarter performance includes the results of this operation since acquisition, representing a negative impact of approximately $0.03 per share.

Operations

Total sales for the quarter of $97.3 million were up 11% from the previous year’s level of $87.9 million. This was driven by sales generated from cast and machined iron manifolds which increased 16% to $91.4 million from $78.8 million in 2001. These gains were partially offset by reduced tooling and prototype revenue which fell by $5.3 million to $3.8 million compared with the $9.1 million recorded in 2001. The change in tooling and prototype revenue is a function of year-over-year differences in the timing of customer programs. In 2002 a number of programs fall into the fourth quarter.

Gross profit, after depreciation, on the sale of iron manifolds was $25.9 million, an increase of 6% over the $24.4 million reported over the same period in 2001. Expressed as a percentage of sales the 28.3% gross profit level reflects a decline from the 30.9% reported over the same period in 2001. If we isolate the impact of $1.6 million in government tax credits related to scientific research and experimental development expenditures, that were included in 2001 but not 2002, the margin reflects a decline of just over one-half a percent. The benefit of the higher volumes, as well as continued strong operating performance by our manufacturing facilities, were sufficient to offset the price reductions to our customers and a significant portion of the commodity price increases experienced during the quarter.

The company’s selling, general and administrative expenses and research, development and design expenses for the quarter, excluding the charge for stock appreciation rights, totaled $10.3 million. This exceeded the $9.7 million incurred over the same period in 2001. The 2001 figure included a $1.1 million write-down in the accounts receivable balance of a Tier 1 customer. The increase in expenditures over 2001 reflects additional selling expenses associated with establishing the infrastructure to support our global sales efforts and includes period costs pertaining to the new technical development centre and corporate office complex. These expenses also reflect continued spending on research and development activities aimed at further advancing our “hot end systems” strategy.

Other income and expenses for the third quarter of 2002 represents income of $0.9 million, compared with income of $2.8 million for the third quarter of 2001. The decrease is primarily as a result of lower foreign exchange gains on net working capital compared with 2001.

The effective tax rate reflected for the quarter was 30.6%, compared with a rate of 35.5% in 2001. The annual rate has declined from prior years reflecting a decrease in corporate tax rates in Ontario, and the impact of cost sharing arrangements between the Company and Weslin, its Hungarian joint venture. The lower tax rates in Hungary result in a lower effective tax rate upon consolidation.

The impact of the Georgia Ductile acquisition on the overall operating results is discussed separately below.

Cash Flow

Operating cash flow from continuing operations was $15.1 million for the quarter compared to $31.9 million in 2001. The decrease was attributable to the change in timing of accounts receivable payments of approximately $15.0 million from a major customer. These payments were received early in the fourth quarter of 2002; the corresponding payment was received during the third quarter of 2001. In addition there were significant investments made in tooling inventory during the quarter that will be recovered from customers.

Capital expenditures for the third quarter were $22.6 million, compared to $13.0 million for the same quarter last year. The higher expenditure levels in 2002 were attributable to expenditures related to construction of the Company’s technical development centre and corporate office complex, and the addition of capacity to the machining facility in Wingham. This was offset to some extent by lower quarter-over-quarter capital expenditures at the joint venture facility in Hungary.

During the third quarter the Company deferred $0.6 million of pre-production costs of Weslin, consistent with the amount deferred over the same period in 2001.

The cash flow also reflects the purchase of the Georgia Ductile Foundry, the impact of which is outlined below.

Balance Sheet and Financial Position

At September 29, 2002 the Company had $24.6 million in cash, short-term investments and long-term bond investments compared to $85.5 million at the end of 2001. The change reflects the funds invested to acquire the Georgia Ductile Foundry and the subsequent repayment of related debt, which are discussed below. The Company continues to maintain a strong financial position and is well positioned to support future growth initiatives.

Georgia Ductile Impact

The third quarter revenues include $2.1 million in brake and suspension component sales, representing shipments by Georgia Ductile during the post-acquisition period.

The operations of Georgia Ductile for the quarter resulted in a loss of $0.6 million, at the gross profit level. This loss was in-line with the Company’s pre-acquisition estimates.

The acquisition had a significant impact on the cash flow for the quarter, representing an initial net cash outflow of $39.5 million. In addition, subsequent to completing the acquisition, the Company repaid $14.2 million in bank debt assumed in the acquisition.

The balance sheet impact of the acquisition of Georgia Ductile is outlined in the notes to the financial statements, which follow. The acquired assets include approximately $38 million in Goodwill. The bulk of this reflects the investment in start-up and other development costs required to bring the foundry up to its current level of operation, with the balance representing a premium on the equity investment made by the previous ownership group.

Earnings Forecast

At the end of the second quarter we indicated that, based on the market strength at that time and the overall positive outlook for the industry, we increased our projection of North American production volumes to a range of 15.8 million to 16.2 million light vehicles; we remain comfortable with that range.

The Company is forecasting to ship approximately 15.2 million manifolds for 2002, a slight increase from our second quarter estimate of 15.0 million units. We are increasing our estimate of fully-diluted earnings per share from continuing operations, before SAR adjustments, for 2002 to a range of $4.60 to $4.75. The increases experienced in raw material prices have to-date been offset by increased volumes. If these commodity price increases are sustained, it may impact our ability to convert the projected volume increases into earnings.

This estimate includes the impact of the Georgia Ductile acquisition, which will have a negative impact on earnings in 2002. The foundry operation is in commercial production, but is still in the process of stabilizing its production operations and utilizing capacity. As a result, it is not expected to be earnings accretive until 2004. We project the fourth quarter impact of the Georgia Ductile operations will result in a negative impact on fully-diluted earnings in the range of $0.10 to $0.15 per share.

The following table provides an overview of the above-mentioned highlights for the third quarter: Q3 2002 Highlights

in millions of dollars, except per share data and where otherwise noted	Q3 2002	Q3 2001	% change	YTD 02	YTD 01	% change

Sales	97.3	87.9	11%	314.3	289.5	9%

Earnings from continuing operations before SAR impact	12.1	12.2	-1%	51.3	49.5	4%

Earnings from continuing operations after SAR impact	12.0	12.2	-2%	42.7	49.5	-14%

Loss from discontinued operations	0.0	(22.0)	-100%	0.0	(24.8)	-100%

Net Earnings	12.0	(9.8)	-222%	42.7	24.7	73%

Earnings from continuing operations per share

basic	0.92	0.94	-2%	3.27	3.84	-15%

fully-diluted	0.91	0.93	-2%	3.27	3.76	-13%

Net earnings (loss) per share

basic	0.92	(0.75)	-223%	3.27	1.92	70%

fully-diluted	0.91	(0.76)	-220%	3.27	1.87	75%

Sales Breakdown - dollars (net of pre-production deferrals)
Casting & Machining	93.5	78.8	19%	302.5	273.6	11%
Manifolds - Cast	64.5	56.4	14%	214.4	196.8	9%
Suspension/Brake Components - Cast	2.1	0.0		2.1	0.0	12%
Machining	26.9	22.4	20%	86.0	76.8

Tooling & prototypes	3.8	9.1	-58%	11.8	15.9	-26%

Sales Breakdown - units (millions)
Manifolds

Ductile iron	0.2	0.3	-33%	0.7	0.9	-22%
SiMo iron	3.2	2.9	10%	11.1	10.1	10%
Total	3.4	3.2	6%	11.8	11.0	7%

Sales Breakdown - percentage

SiMo Penetration	95.3%	90.6%		94.1%	91.8%

Internal Machining Penetration	63.0%	59.9%		61.2%	60.3%

Gross Margin (before depreciation)	33.2	31.8	4%	122.0	116.2	5%

Iron manifolds	31.8	30.3	5%	118.5	111.9	6%

Suspension/Brake Components	(0.4)	0.0		(0.4)	0.0

Tooling & prototypes	1.8	1.5	20%	3.9	4.3	-9%

Gross Margin % (before depreciation)	34.1%	36.1%		38.8%	40.1%

Iron manifolds	34.9%	38.5%		39.5%	40.9%

Suspension/Brake Components	-21.2%	0.0%		-21.2%	0.0%

Tooling & prototypes	47.4%	16.1%		33.1%	27.2%

Gross Profit (after depreciation)	27.1	25.9	5%	103.8	98.2	6%

Iron manifolds	25.9	24.4	6%	100.5	93.9	7%

Suspension/Brake Components	(0.6)	0.0		(0.6)	0.0

Tooling & prototypes	1.8	1.5	20%	3.9	4.3	-9%

Gross Profit % (after depreciation)	27.9%	29.3%		33.0%	33.9%

Iron manifolds	28.3%	30.9%		33.4%	34.3%

Suspension/Brake Components	-26.3%	0.0%		-26.3%	0.0%

Tooling & prototypes	47.4%	16.1%		33.1%	27.2%

Depreciation and amortization

Depreciation and amortization- cost of sales	6.1	5.9	3%	18.2	18.0	1%

Depreciation - SG & A	1.0	0.9	11%	2.3	2.4	-4%

Capital Expenditures	22.6	13.0	74%	61.2	41.5	47%

R&D	2.4	1.7	41%	6.2	5.0	24%

SG & A (% of sales)	8.1%	9.1%		7.7%	7.2%

Tax Rate	30.6%	35.5%		30.6%	34.9%

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. Wescast has sales and design centres in Canada, the United States, Germany and the United Kingdom, as well as sales representation in France and Japan. The Company operates six production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan, and, a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are “forward-looking”, including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as “believe,” “anticipate,” “project,” “expect,” “intend” or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast’s publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

A conference call has been arranged for:

October 23, 2002
3:00 p.m. EST
To participate, please dial (416) 641-6715
Post view is available from October 23 (5:00 p.m. EST) to October 31 (12:00 p.m. EST). To access please dial 416-626-4100 and enter passcode 20788110.

For further information, please contact:

Mr. Ray Finnie
President and CEO
(519) 759-0452

Wescast Industries Inc. Consolidated Statement of Earnings and Retained Earnings (in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

	Three months ended		Nine months ended
	September 29, 2002	September 30, 2001	September 29, 2002	September 30, 2001
Sales	$ 97,260	$ 87,924	$ 314,300	$ 289,485
Cost of sales	70,163	62,077	210,527	191,301

Gross profit	27,097	25,847	103,773	98,184
Selling, general and administration	7,896	7,971	24,134	20,773
Stock-based compensation (Note 9)	145	0	12,934	0
Research, development and design	2,430	1,706	6,163	5,006

	16,626	16,170	60,542	72,405

Other (income) expense
Interest expense	207	86	331	318
Investment income	(497)	(784)	(1,730)	(2,591)
Other (income) and expenses (Note 10)	(402)	(2,069)	506	(1,331)

Earnings from continuing operations before
income taxes	17,318	18,937	61,435	76,009
Income taxes (Note 11)	5,298	6,741	18,779	26,501

Earnings from continuing operations	12,020	12,196	42,656	49,508
Loss from discontinued operations	0	(21,968)	0	(24,768)

Net earnings	$ 12,020	$ (9,772)	$ 42,656	$ 24,740

Earnings from continuing operations per share
(Note 12)
- basic	$ 0.92	$ 0.94	$ 3.27	$ 3.84

- fully-diluted	$ 0.91	$ 0.93	$ 3.27	$ 3.76

Net earnings (loss) per share (Note 12)
- basic	$ 0.92	$ (0.75)	$ 3.27	$ 1.92

- fully-diluted	$ 0.91	$ (0.76)	$ 3.27	$ 1.87

Retained earnings, beginning of period	$ 300,422	$ 269,281	$ 272,922	$ 238,052

Net earnings	12,020	(9,772)	42,656	24,740
Dividends paid	(1,570)	(1,557)	(4,706)	(4,649)
Excess of cost over assigned value of Class A
common shares purchased and cancelled	0	0	0	(191)

Retained earnings, end of period	$ 310,872	$ 257,952	$ 310,872	$ 257,952

Wescast Industries Inc. Consolidated Balance Sheet (in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	As at
	September 29, 2002	December 30, 2001
Current assets
Cash and cash equivalents	$ 12,555	$ 58,579
Short-term investments	12,011	22,567
Receivables	77,049	56,421
Income taxes receivable	3,272	0
Inventories	30,245	19,839
Prepaids	3,350	1,437
Current assets - discontinued operations	385	3,979

	138,867	162,822

Property and equipment (Note 4)	369,479	251,548

Goodwill (Note 5)	38,174	0

Other (Note 6)	15,221	19,601

Long-term assets - discontinued operations	6,247	12,678

	$567,988	$ 446,649

Current liabilities
Payables and accruals	$ 58,380	$ 31,908
Income taxes payable	0	4,252
Current portion of long-term debt (Note 7)	15,951	3,249
Current portion of stock appreciation rights (Note 9)	9,894	0
Current liabilities - discontinued operations	0	8,121

	84,225	47,530

Long-term debt (Note 7)	47,581	4,614

Long-term stock appreciation rights (Note 9)	1,417	0

Future income taxes	5,263	7,094

Employee benefits	9,147	7,964

	147,633	67,202

Shareholders’ equity
Capital stock (Note 8)	109,414	106,601
Retained earnings	310,872	272,922
Cumulative translation adjustment	69	(76)

	420,355	379,447

	$567,988	$ 446,649

Wescast Industries Inc. Consolidated Statement of Cash Flows (in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	Three months ended		Nine months ended
	September 29, 2002	September 30, 2001	September 29, 2002	September 30, 2001
Cash derived from (applied to)
Operating
Earnings from continuing operations	$ 12,020	$ 12,196	$ 42,656	$ 49,508
Add (deduct) items not requiring cash:
Depreciation and amortization	7,064	6,872	20,555	20,380
Amortization of bond costs	214	67	653	74
Future income taxes	279	248	(2,640)	921
Gain on disposal of investments	(15)	0	(195)	0
Loss on disposal of equipment	100	79	147	1,273
Stock-based compensation expense	(394)	0	11,311	0
Employee benefits	612	486	1,838	1,407

	19,880	19,948	74,325	73,563
Change in non-cash operating working capital
(Note 13)	(4,766)	11,985	(15,813)	7,710

	15,114	31,933	58,512	81,273
Discontinued operations	528	219	(394)	(2,714)

	15,642	32,152	58,118	78,559

Financing
Issue of long-term debt	1,055	264	1,762	809
Repayment of long-term debt (Note 5)	(14,218)	(262)	(16,024)	(2,238)
Payment of obligations under capital leases	(234)	(175)	(627)	(562)
Employee benefits paid	(184)	(470)	(655)	(813)
Issuance of share capital under Employee Share
Purchase Plan	126	120	435	437
Employee share loan repayments	328	95	408	435
Issuance of share capital under Stock Option Plan	57	882	2,178	2,055
Repurchase of common shares	0	0	0	(340)
Dividends paid	(1,570)	(1,557)	(4,706)	(4,649)

	(14,640)	(1,103)	(17,229)	(4,866)

Investing
Purchase of property, equipment and other assets	(22,594)	(13,017)	(61,159)	(41,534)
Purchase of investments	0	(29,575)	(48,236)	(29,575)
Purchase of subsidiary, net of cash acquired
(Note 5 )	(39,521)	0	(39,521)	0
Deferred pre-production costs	(558)	(729)	(3,002)	(2,477)
Redemption of short-term investments	39,547	0	65,149	30,000
Proceeds on disposal of equipment	109	11	214	25
Discontinued operations	(5)	(1,203)	(358)	(8,563)

	(23,022)	(44,513)	(86,913)	(52,124)

Net increase (decrease) in cash and cash equivalents	(22,020)	(13,464)	(46,024)	21,569
Cash and cash equivalents
Beginning of period	34,575	69,461	58,579	34,428

End of period	$ 12,555	$ 55,997	$ 12,555	$ 55,997

Wescast Industries Inc.
Notes to the Consolidated Financial Statements
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1. Basis of presentation

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements for the year ended December 30, 2001.

Note 2. Accounting policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements for the year ended December 30, 2001.

Note 3. Interest in jointly controlled entities

The following is the company’s proportionate share of the major components of its jointly controlled entities (before eliminations):

	September 29, 2002	December 30, 2001
Balance Sheet
Current assets	$19,588	$13,809
Long-term assets	56,877	50,095
Current liabilities	15,481	13,636
Long-term liabilities	3,865	3,909
Equity	57,119	46,359

	Three months ended		Nine months ended
	September 29, 2002	September 30, 2001	September 29, 2002	September 30, 2001
Statement of earnings
Sales	2,692	5,802	11,557	13,087
Cost of sales and expenses	3,377	6,280	12,898	13,737
Net loss	(685)	(478)	(1,341)	(650)

	Three months ended		Nine months ended
	September 29, 2002	September 30, 2001	September 29, 2002	September 30, 2001
Statement of cash flows
Cash derived from (applied to)
Cash flows from operating activities	(3,131)	(2,319)	(3,697)	(2,858)
Cash flows from financing activities	(2,117)	8,412	3,134	33,940
Cash flows from investing activities	$(3,681)	$(7,362)	$(8,331)	$(27,705)

Note 4. Property and Equipment

	September 29, 2002	December 30, 2001
Cost
Land	$ 5,531	$ 4,997
Buildings and improvements	139,386	114,678
Machinery, equipment and vehicles	377,147	265,734

	522,064	385,409

Accumulated Depreciation
Buildings and improvements	18,401	14,835
Machinery, equipment and vehicles	134,184	119,026

	152,585	133,861

Net Book Value
Land	5,531	4,997
Buildings and improvements	120,985	99,843
Machinery, equipment and vehicles	242,963	146,708

	$369,479	$251,548

Note 5. Acquisition

On September 12, 2002, the Company acquired 100 percent of Georgia Ductile Foundries LLC (“Georgia Ductile”). Georgia Ductile is a manufacturer of sand cast iron components, primarily for the automotive industry, focusing on suspension and brake components. The results of Georgia Ductile’s operations have been included in the consolidated financial statements since the date of acquisition.

The total consideration paid in connection with the acquisition amounted to $39.5 million (net of cash acquired of $2.8 million).

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of finalizing valuations of certain assets; thus, the allocation of the purchase price is subject to refinement.

Non-cash current assets	$ 9,720
Property and equipment	71,903
Other long-term assets	729
Goodwill	38,174

Total assets acquired	120,526

Current liabilities	22,130
Long-term debt	58,875

Total liabilities assumed	81,005

Total consideration paid, net of cash acquired	$ 39,521

Immediately subsequent to the acquisition, the Company paid down $14.2 million of long-term debt.

Note 6. Other

	September 29, 2002	December 30, 2001
Deferred pre-production costs	$12,896	$10,911
Director and employee share purchase plan loans	1,479	1,687
Bond issue costs	791	72
Deferred loss on foreign exchange contracts	0	66
Licence	55	61
Long-term bonds	0	6,804

	$15,221	$19,601

Note 7. Long-term debt

	September 29, 2002	December 30, 2001
a. Obligations under capital leases	$ 1,870	$1,303
b. Limited obligation revenue bonds	4,638	4,691
c. Revolving bank note	1,395	1,869
d. Equipment loan	409	0
e. Revenue bonds	47,332	0
f. Bank credit facility	7,888	0

	63,532	7,863
Less: current portion of long-term debt	15,951	3,249

	$47,581	$4,614

The significant increase in long-term debt as compared to December 30, 2001 is due to the assumption of long-term debt on the acquisition of Georgia Ductile Foundries LLC (“Georgia Ductile”).

e)     The revenue bonds are payable in annual installments of $1,500 US commencing in 2004, with a variable interest rate which at September 29, 2002 was 1.86%, and mature in the year 2021. Prior to 2004, $750 US will be paid in 2002 and $2,250 US will be paid in 2003. As security, Georgia Ductile has provided a letter of credit in favour of the trustee.

f)     The bank credit facility provides for revolving advances of up to $5,000 US and has a termination date of May 31, 2003. At September 29, 2002, Georgia Ductile has borrowed the aggregate maximum principal amount. Interest is payable at LIBOR plus 2%.

Note 8. Capital Stock

Authorized Unlimited Unlimited 9,000,000	Preference shares, no par value Class A subordinate voting common shares, no par value Class B multiple voting common shares, no par value

	September 29, 2002	December 30, 2001
Issued and outstanding
5,703,175 Class A Common Shares
(2001 - 5,626,575)	$ 96,987	$ 94,174

7,376,607 Class B Common shares
(2001 - 7,376,607)	12,427	12,427

	$109,414	$106,601

Note 9. Stock-based Compensation

On May 7, 2002 the shareholders approved an amendment to the Company’s stock option plan to authorize the grant of tandem stock appreciation rights (a “SAR” or “SARs”) in connection with options granted under the plan, at or after the time of grant of such options. Under the amended plan, participants will have the choice, after the vesting period, of exercising stock options or receiving a cash amount equal to the excess of the market price of the shares covered by the options over the exercise price of the related options as defined in the plan. The impact of the amendment of the plan on May 7 was a non-cash charge to earnings of $14,905 or $9,968 after tax. As a result of the market price of the Company’s shares declining between May 7 and September 29, the cumulative impact of the amended plan during the six months ended September 29 was a non-cash charge to earnings of $12,934 or $8,650 after tax. The corresponding liability is reported in the balance sheet. SARs covered by options that have vested or will vest within one year have been reported in current liabilities and SARs covered by options that will not vest within one year are reported as long term.

Note 10. Other (income) and expenses

	Three months ended		Nine months ended
	September 29, 2002	September 30, 2001	September 29, 2002	September 30, 2001
Foreign exchange translation (gain) loss	$ (463)	$(1,961)	$ 570	$(2,272)
Loss (gain) on disposal of equipment and other	61	(108)	(64)	941

	$ (402)	$(2,069)	$ 506	$(1,331)

Note 11. Income Taxes

The Company has lowered its estimated annual effective income tax rate from 34% to 30.5%. The decrease is attributable to lower Government of Ontario tax rates and the impact of cost sharing arrangements between the Company and its jointly controlled entity, Weslin Autoipari Rt.

Note 12. Earnings per share

Basic earnings from continuing operations per share and basic net earnings per share for the three months ended September 29, 2002 are based on the weighted average common shares outstanding (2002 – 13,079,751 shares; 2001 – 12,986,501 shares). Fully-diluted earnings from continuing operations per share and fully-diluted net earnings per share for the three months ended September 29, 2002 are based on the fully-diluted weighted average common shares outstanding (2002 – 13,338,053 shares; 2001 – 13,241,815 shares). For the year to date, the number of common shares outstanding on both the basic and fully-diluted basis is the same (13,062,777 shares).

Note 13. Consolidated statement of cash flows

The following is additional information to the statement of cash flows.

Change in non-cash operating working capital

	Three months ended		Nine months ended
	September 29, 2002	September 30, 2001	September 29, 2002	September 30, 2001
Receivables	$ 1,699	$ 7,886	$(12,609)	$ 3,953
Inventories	(7,006)	2,108	(9,025)	(4,486)
Prepaids	(1,679)	(981)	(1,527)	(436)
Payables and accruals	4,799	413	14,872	3,244
Income taxes payable	(2,579)	2,559	(7,524)	5,435

	$(4,766)	$ 11,985	$(15,813)	$ 7,710

Note 14. Segment Information

The Company currently operates in one industry segment, the design, manufacture and machining of cast iron parts for the automotive industry, and two geographic segments.

	Three months ended September 29, 2002			Three months ended September 30, 2001
	North America	Europe	Total	North America	Europe	Total
Sales to external customers	$97,260	$ 0	$97,260	$87,924	$ 0	$87,924
Earnings (loss) from continuing
operations	12,747	(727)	12,020	12,643	(447)	12,196
Interest revenue	497	0	497	769	15	784
Interest expense	207	0	207	86	0	86
Depreciation and amortization	6,588	476	7,064	6,645	227	6,872
Income taxes	5,301	(3)	5,298	6,725	16	6,741
Purchase of property, equipment
and other assets	$19,472	$ 3,122	$22,594	$ 6,627	$ 6,390	$13,017

	Nine months ended September 29, 2002			Nine months ended September 30, 2001
	North America	Europe	Total	North America	Europe	Total
Sales to external customers	$314,300	$ 0	$314,300	$289,485	$ 0	$289,485
Earnings (loss) from continuing
operations	44,327	(1,671)	42,656	50,443	(935)	49,508
Interest revenue	1,730	0	1,730	2,555	36	2,591
Interest expense	331	0	331	318	0	318
Depreciation and amortization	19,343	1,212	20,555	19,959	421	20,380
Income taxes	18,759	20	18,779	26,459	42	26,501
Purchase of property, equipment
and other assets	$ 55,707	$ 5,452	$ 61,159	$ 17,280	$ 24,254	$ 41,534

	September 29, 2002			December 30, 2001
	North America	Europe	Total	North America	Europe	Total
Total Assets	$504,891	$63,097	$567,988	$394,130	$52,519	$446,649
Property and Equipment	325,602	43,877	369,479	211,591	39,957	251,548
Deferred pre-production costs	$ 3,526	$ 9,370	$ 12,896	$ 4,544	$ 6,367	$ 10,911